                                                                                                                                                                                                          EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2014	2013
Income before income taxes (1)	$8,159	$7,759

Add: fixed charges, excluding capitalized interest	768	735

Income as adjusted before income taxes	$8,927	$8,494

Fixed charges:
Interest expense	$519	$491
Capitalized interest	3	17
Portion of rental expense representative of interest	249	244

Total fixed charges	$771	$752

Ratio of earnings to fixed charges	11.58	11.30

(1) Income before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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